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Plat Du Jour Bistro at the Wenham Tea House

Personal Chef/Prepared Foods/Catering/Restaurant/Tea Room

4 Monument Street
Wenham, MA 01984
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Plat Du Jour Bistro at the Wenham Tea House is seeking investment to renovate and re-open The Wenham Tea House.
Generating RevenueFirst LocationRenovating Location
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Introducing Plat Du Jour at the Wenham Tea House

We are so excited to announce that we at Plat Du Jour are the new proprieters of the historic Wenham Tea House.

Wenham Tea House is considered the oldest operating tea house in the U.S. It originally opened as a women's exchange for locals to gather and trade goods while enjoying food and tea. It is our vision to revive this historic tea room to include an incredible fine dining experience.

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OUR STORY

Plat Du Jour was born at the start of Covid with restaurants closing their doors. While being shuttered in, together, we decided there was a need here. Upscale comfort food with contactless delivery. People caught on and loved the idea of leaving a cooler outside for us to drop off real meals rather than takeout. The concept took off! We then began offering upscale dinner parties for delivery. Folks became very excited to be able to celebrate their loved ones without leaving the comfort and safety of their homes. We grew at a tremendous rate. Sales increasing every year, people realizing how amazing the food was, even being recognized by the "Best of the North Shore" receiving three BONS awards. The opportunity to become proprietors of The Wenham Tea House was a perfect and sensible next step. We are honored to work with the WVIS in keeping the history in place while re-opening this wonderful spot.

Menu to include Classic French & Mediterranean cuisine in a neighborhood bistro setting.
Tasting menu, events, and traditional afternoon tea.
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INTENDED USE OF FUNDS

Funds raised will go towards...

Renovations
Equipment and Supplies
First Month's Operating Costs
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OUR BUSINESS STRATEGY

Our goal is to uphold the history of the tea house while providing a fresh culinary experience.

www.platdujourcatering.com

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THE TEAM

Tara Prescott

Owner/Proprietor

Chef Patrick Lord

Executive Chef

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$1,000,000

Projected Annual Revenue

10 people

Employees

2020

Founded

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PRESS

2023 BONS Awards

Plat du Jour's cooking classes with chef Patrick Lord have always been excellent, but now they'll be even better. Plat du Jour just opened Chef Commissary Kitchen, a brand-new commercial kitchen with shared classroom and retail space. Keep an eye on Plat du Jour's Facebook page for upcoming classes, like building a charcuterie board or cooking French classics. Or ask about private, in-home cooking classes, perfect for a night with pals. 297 Lynn St., Peabody, 339-440-5624, platdujourcatering.com

Where to Order a Full Thanksgiving Dinner To Go on the North Shore

Let your season of gratitude begin right now with these Thanksgiving meals to-go. Whether you are welcoming a crowd and need a whole meal or showing up with a survey of sides is more your style, this collection of North Shore caterers and restaurants has all your bases covered. Each establishment is ready to lighten your load this holiday season, and you can add them to the list of people to be thankful for this year.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Purchase Equipment/Smallwares $6,000

Renovations $10,500

First Orders/Stocking Retail $5,500

First Month Payroll/Expenses $6,200

Mainvest Compensation $1,800

Total $30,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $950,000 $1,187,500 $1,721,875 $2,582,813 $4,003,360

Cost of Goods Sold $181,500 $247,500 $412,500 $619,875 $960,806

Gross Profit $768,500 $940,000 $1,309,375 $1,962,938 $3,042,554

EXPENSES

Recurring Expenses $42,500 $56,500 $75,000 $89,000 $119,000

Operating Profit $726,000 $883,500 $1,234,375 $1,873,938 $2,923,554

This information is provided by Plat Du Jour Bistro at the Wenham Tea House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $30,000

Maximum Raise $110,000

Amount Invested $0

Investors 0

Investment Round Ends February 9th, 2024

Summary of Terms

Legal Business Name Tara J Prescott DBA Plat Du Jour Catering

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 6%-22%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1st, 2025

Financial Condition

No operating history

Plat Du Jour Bistro at the Wenham Tea House was established in [December, 2023]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Plat Du Jour Catering to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Plat Du Jour Catering operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Plat Du Jour Catering competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Plat Du Jour Catering's core business or the inability to compete successfully against the with other competitors could negatively affect Plat Du Jour Catering's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Plat Du Jour Catering's management or vote on and/or influence any managerial decisions regarding Plat Du Jour Catering. Furthermore, if the founders or other key personnel of Plat Du Jour Catering were to leave Plat Du Jour Catering or become unable to work, Plat Du Jour Catering (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Plat Du Jour Catering and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Plat Du Jour Catering is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Plat Du Jour Catering might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Plat Du Jour Catering is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Plat Du Jour Catering

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Plat Du Jour Catering's financial performance or ability to continue to operate. In the event Plat Du Jour Catering ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Plat Du Jour Catering nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Plat Du Jour Catering will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Plat Du Jour Catering is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Plat Du Jour Catering will carry some insurance, Plat Du Jour Catering may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Plat Du Jour Catering could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Plat Du Jour Catering's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Plat Du Jour Catering's management will coincide: you both want Plat Du Jour Catering to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Plat Du Jour Catering to act conservative to make sure they are best equipped to repay the Note obligations, while Plat Du Jour Catering might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Plat Du Jour Catering needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in

management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Plat Du Jour Catering or management), which is responsible for monitoring Plat Du Jour Catering's compliance with the law. Plat Du Jour Catering will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Plat Du Jour Catering is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Plat Du Jour Catering fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Plat Du Jour Catering, and the revenue of Plat Du Jour Catering can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Plat Du Jour Catering to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Plat Du Jour Bistro at the Wenham Tea House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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12/18/23, 12:42 PM

Invest in Plat Du Jour Bistro at the Wenham Tea House | Personal Chef/Prepared Foods/Catering/Restaurant/Tea Room in Wenham, MA